INVEST IN **LEAP CLUB (YC W21)**

Fresh organic groceries on WhatsApp. Delivered within 12 hours of harvesting.



leapclub.in San Diego CA

Retail | Food | Technology | Marketplace | Food Tech

OVERVIEW | UPDATES 1 | WHAT PEOPLE SAY 7 | ASK A QUESTION 6

Highlights

1. 📈 10% WoW growth since January
2. 🇮🇳 $15B total addressable market in India
3. 👥 Founding team from IIT Delhi with machine learning & agriculture supply chain expertise
4. 🤝 1000 monthly active users in April
5. 🥗 Put groceries on autopilot & manage subscriptions easily on WhatsApp

Our Team



Shubham Bansal Co-Founder

Led development of a machine learning product to help families make sense of their electricity bills. Deployed it across 10,000 households in Germany. IIT Delhi (India) & EPFL (Switzerland) alum

After spending two years in an organic farming community, we realised that many millions of us need to switch to organic food to create a better world. Hence we started Leap Club.



Divish Gupta Co-Founder

Founding member of the team that built a tech platform to provide market access for 21k farmers. Secured funding from BMGF to the tune of $5M. IIT Delhi alum

Pitch

Leap Club

- Organic food delivered to your doorstep
- Order from Whatsapp or Web
- Only organic & healthy products
- Farm-to-fork in 12h


BROWSE OUR CATEGORIES
Fruits & Veggies
Indian Grocery
Breads & Breakfast
Snacks & Beverages
Gourmet food
Personal Care
FRESH FRUITS & VEGETABLES
Leap Club
Hi Shubham,
You subscribed to weekly reminders from Leap Club. Please select one of the below options to get the latest product list.
Share grocery list
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Any new arrivals?
Here are the new products that we have added to our kitty!
Herbal Tea Leaves for stronger immunity
Tulsi lemongrass tea - 199/100 gms
Lemongrass tea - 199/100 gms
Rose lemongrass tea - 299/100 gms
Rose tea - 299/70 gms
13 Herbs Mix - 499/100 gms

With rising incomes & health concerns, urban Indian consumers want to move to organic healthy food.

But current options offer zero visibility on supply chain, pesticide content and freshness of food.



We promise fresh & healthy food

- Sourced from verified organic farms
- Delivered within 12 hours of harvesting
- No shady preservatives
- Tested for pesticide content

Live in Delhi


Weekly Revenue
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
Jan-4
Jan-18
Feb-1
Feb-15
Mar-1
Mar-15
Mar-29
Apr-12
Apr-26
10% WoW Growth since Jan
20% Weekly User Cohort Retention
~1000 Monthly active customers


Personalised weekly subscriptions encourage repeats
1. We create baskets based on user's preferences
2. Users review it on Whatsapp & confirm
Avg. Monthly Basket ~$85

Check out our how our product works!


Leapclub.in: Organic groceries on auto-pilot
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$15B

$3,000/year **x 5M** families
across top 10 cities in India
(Net Revenue)

Positive Unit Economics

Average Order Value	**$10**	-
Gross Margin	$3	30%
- Payment Gateway Fees	$0.2	2%
- Customer service	$0.3	3%
- Delivery costs	$1	10%
- Hub costs	$0.08	0.8%
Contribution margin	**$1.42**	14.2%

Operationally lean model

- **Zero inventory model**
- **Offer a full basket but curated assortment (500 SKUs)**
- **Zero capex on last mile deliveries**
  - **Outsourced to Delhi's largest last mile service**
  - **Geographic clustering keeps delivery costs low**
    (Delivery cost: $1/order, AOV = $10)

Team with machine learning & agriculture supply chain expertise



Shubham Bansal

- Built ML tool to help 10k families reduce their energy consumption
- **IIT Delhi**, EPFL (Switzerland)



Divish Gupta

- Built a tech platform to provide market access for 21k farmers. Funded by **Bill & Melinda Gates Foundation**
- **IIT Delhi**

Our Users Love Us!


Thank you Leap Club for the most fresh & tasty Sourdough Bread I have had in a long time. Healthy & clean dinner, courtesy of Leap Club.
Ritu Dewan (Delhi, India)


Freshly picked from the farm & delivered. Leap Club helping my family eat organic. Sorted for a week with the best produce in town.
Tripti's Journal (Noida, India)


With ingredients from Leap Club, every lunch can be a big Feast. Organic Broccoli, Walnut & Cranberry sourdough, Sundried Tomato Pesto & vegan Spaghetti – all delivered fresh.
Ishpreet Batra (Delhi, India)